02057640

EXECUTED COPY

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20459

RECD S.E.C.
SEP 17 2002
1086

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

PE September 17, 2002

Telefónica del Perú
(Exact name of registrant as specified in its charter)

Telefonica of Peru
(Translation of registrant's name into English)

Avenida Arequipa 1155
Santa Beatriz, Lima, Perú
(Address of principal executive office)

PROCESSED
SEP 18 2002
THOMSON FINANCIAL

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ____ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica del Perú

TABLE OF CONTENTS

TRANSLATION

GGR-135-A-296/2002
Lima, September 11, 2002

Messers.
COMISIÓN NACIONAL SUPERVISORA
DE EMPRESAS Y VALORES (CONASEV)
Lima.-

Ref: Key Events

Dear Sirs,

According to the article 28 of the Peruvian Capital Markets Law and CONASEV Regulation No. 307-95-EF/94.0, we, hereby, inform you that it has been published in the official journal "El Peruano" the verdict given by the Constitutional Court of Perú in the dispute held between Telefónica del Perú S.A.'s Unions and Telefónica del Perú S.A.A. regarding the constitutional rights of the workers dismissed according to the Massive Dismissal Program of the company.

The court has determined the following:

- To accept the claim presented by the Unions.
- Declare unacceptable the second paragraph of the article 34 of the Decree No. 728 of the Competitive and Productivity Law, under which an arbitrary dismissal obliges the company to pay the worker an indemnification, and by no means replace him to his former job.
- Orders the company to replace to their former jobs all the workers members of the said unions who were dismissed;
- Resolves that the company, assisted by the above mentioned article 34, must not continue with its dismissal program with the workers members of the said unions.

Sincerely yours,

Víctor Carlos Schwartzmann Larco
General Council and Secretary
Telefónica del Perú S.A.A.

TRANSLATION

GGR-135-A-300/02
Lima, September 12, 2002

Messers.
COMISIÓN NACIONAL SUPERVISORA
DE EMPRESAS Y VALORES (CONASEV)
Lima.-

Ref: Key Events

Dear Sirs,

According to the article 28 of the Peruvian Capital Markets Law and the CONASEV Regulation No. 307-95-EF/94.0, we, hereby, inform you that Telefónica del Perú S.A.A. Unions have decided today to suspend the general strike they started last July 17, and return to their jobs.

Sincerely yours,

Victor Carlos Swhartzmann Larco
General Council and Secretary
Telefónica del Perú S.A.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÓNICA DEL PERÚ S.A.A.

Dated: September 17, 2002

By: ____________________
Name: Víctor Carlos Schwartzmann
Title: Secretary